UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 3)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

GLOBAL A&T ELECTRONICS LTD.

(Issuer)

PT UTAC Manufacturing Services Indonesia

UGS America Sales, Inc.

United Test and Assembly Center Ltd.

UTAC Cayman Ltd.

UTAC Group Global Sales Ltd.

UTAC Headquarters Pte. Ltd.

UTAC Holdings Ltd.

UTAC Hong Kong Limited

UTAC Japan Co., Ltd.

UTAC Manufacturing Services Holdings Pte. Ltd.

UTAC Manufacturing Services Limited

UTAC Manufacturing Services Malaysia Sdn Bhd

UTAC Manufacturing Services Pte. Ltd.

UTAC Manufacturing Services Singapore Pte. Ltd.

UTAC (Taiwan) Corporation

UTAC Thai Holdings Limited

UTAC Thai Limited

(Guarantors)

(Name of Applicants)

22 ANG MO KIO INDUSTRIAL PARK 2,

SINGAPORE 569506

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
8.50% SENIOR SECURED NOTES DUE 2023	$665 million aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
c/o CT Corporation Systems 111 Eighth Avenue New York, NY 10011	Robert Goedert Kirkland & Ellis LLP Chicago, Illinois 60654 (312) 862-2000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

This Amendment to Form T-3 (this “Amendment”) amends the Application for Qualification of Indentures under the Trust Indenture Act on Form T-3 (File No. 022-29051) originally filed with the Securities and Exchange Commission on November 21, 2017 (as amended, the “Original Form T-3”). This Amendment is being filed solely to replace the previously filed Exhibit T3C with the new Exhibit T3C filed herewith and to update the exhibit list. This Amendment is not intended to amend or delete any other part of the Original Form T-3.

Except as set forth herein, the information disclosed in the Original Form T-3 (including the exhibits filed therewith) remains unchanged.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 3, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1*	Memorandum and Articles of Association of Global A&T Electronics Ltd.

Exhibit T3A.2*	Memorandum and Articles of Association of United Test and Assembly Center Ltd.

Exhibit T3A.3*	Memorandum and Articles of Association of UTAC Headquarters Pte. Ltd.

Exhibit T3A.4*	Memorandum and Articles of Association of UTAC Holdings Ltd.

Exhibit T3A.5*	Memorandum and Articles of Association of UTAC Hong Kong Limited

Exhibit T3A.6*	Memorandum and Articles of Association of UTAC Manufacturing Services Holdings Pte. Ltd.

Exhibit T3A.7*	Articles of Incorporation of UTAC (Taiwan) Corporation

Exhibit T3A.8*	Memorandum of Association of UTAC Thai Holdings Limited

Exhibit T3A.9*	Memorandum of Association of UTAC Thai Limited

Exhibit T3A.10*	Articles of Association of PT UTAC Manufacturing Services Indonesia

Exhibit T3A.11*	Memorandum and Articles of Association of UCD Cayman Ltd.

Exhibit T3A.12*	Memorandum and Articles of Association of UTAC Group Global Sales Ltd.

Exhibit T3A.13*	Articles of Incorporation of UTAC Japan Co., Ltd.

Exhibit T3A.14*	Memorandum and Articles of Association of UTAC Manufacturing Services Limited

Exhibit T3A.15*	Memorandum and Articles of Association of UTAC Manufacturing Services Malaysia Sdn Bhd

Exhibit T3A.16*	Memorandum and Articles of Association of UTAC Manufacturing Services Pte. Ltd.

Exhibit T3A.17*	Memorandum and Articles of Association of UTAC Manufacturing Services Singapore Pte. Ltd.

Exhibit T3A.18*	Articles of Incorporation of UGS America Sales, Inc.

Exhibit T3B.1*	Articles of Association of UTAC Thai Holdings Limited

Exhibit T3B.2*	Articles of Association of UTAC Thai Limited

Exhibit T3B.3*	Bylaws of UGS America Sales, Inc.

Exhibit T3C	Form of Indenture Governing the Notes

Exhibit T3D	Not applicable

Exhibit T3E*	Disclosure Statement relating to Joint Chapter 11 Plan of Reorganization of Global A&T Holdings Ltd. and its Affiliated Debtors dated as of November 20, 2017

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C)

Exhibit T3G*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3

Exhibit T3H*	Structure Chart

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Global A&T Electronics Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Singapore on January 11, 2018.

(SEAL)		GLOBAL A&T ELECTRONICS LTD.

Attest:	/s/ Lee Ming Jason	By:	/s/ Dr. William John Nelson
Name:	Lee Ming Jason	Name:	Dr. William John Nelson
		Title:	Authorized Signatory

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Singapore on January 11, 2018.

(SEAL)		PT UTAC MANUFACTURING SERVICES INDONESIA
UGS AMERICA SALES, INC.
Attest:	/s/ Lee Ming Jason	UNITED TEST AND ASSEMBLY CENTER LTD.
Name:	Lee Ming Jason	UTAC CAYMAN LTD.
UTAC GROUP GLOBAL SALES LTD.
UTAC HEADQUARTERS PTE. LTD.
UTAC HOLDINGS LTD.
UTAC HONG KONG LIMITED
UTAC JAPAN CO., LTD.
UTAC MANUFACTURING SERVICES HOLDINGS PTE. LTD.
UTAC MANUFACTURING SERVICES LIMITED
UTAC MANUFACTURING SERVICES PTE. LTD.
UTAC (TAIWAN) CORPORATION
UTAC THAI HOLDINGS LIMITED
UTAC THAI LIMITED
UTAC MANUFACTURING SERVICES MALAYSIA SDN BHD
UTAC MANUFACTURING SERVICES SINGAPORE PTE. LTD.

		By:	/s/ Dr. William John Nelson
		Name:	Dr. William John Nelson
		Title:	Authorized Signatory